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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO-T/A
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                          INTERSTATE HOTELS CORPORATION
                            (Name of Subject Company)

                     SHANER HOTEL GROUP LIMITED PARTNERSHIP
                        (Name of Filing Person - Offeror)

                 Class A Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    46088R108
                      (CUSIP Number of Class of Securities)

                                 Lance T. Shaner
                                1965 Waddle Road
                        State College, Pennsylvania 16803
                                 (814) 234-4460
            (Name, address and telephone number of person authorized
        to receive notices and communications on behalf of filing Person)

                                 With a copy to:

                           Leo A. Keevican, Jr., Esq.
                                DKW Law Group, PC
                              USX Tower, 58th Floor
                                600 Grant Street
                         Pittsburgh, Pennsylvania 15219
                                 (412) 355-2600

                            CALCULATION OF FILING FEE

           Transaction Valuation*                    Amount of Filing Fee

                  $7,395,996.00                             $680,43


*Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the purchase of a total of 2,465,322 shares of Class A Common Stock, $0.01 par value per share, at a price per Share of $3.00 in cash.







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[ ]      Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: Not Applicable
                  Form or Registration No: Not Applicable
                  Filing Party: Not Applicable
                  Date Filed: Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:    [ ]

= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =


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                        AMENDMENT NO. 3 TO SCHEDULE TO-T

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO-T filed by Shaner Hotel Group Limited Partnership, a Delaware limited partnership ("Shaner Hotel Group"), on April 3, 2002, and amended on April 11, 2002, and on April 23, 2002 (as amended "Schedule TO-T"), relating to the offer by Shaner Hotel Group to purchase 2,465,322 shares of Class A Common Stock, $0.01 par value per share (the "Shares"), and, if applicable, the related preferred stock purchase rights, of Interstate Hotels Corporation, a Maryland corporation (the "Company"), at a price of $3.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2002 ("Offer to Purchase"), and in the related Letter of Transmittal, filed as Exhibits (a)(11) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

         Item 12 of Schedule TO-T is hereby amended and supplemented by adding the following exhibit.

         Exhibit (a)(13) Press Release issued by Shaner Hotel Group, dated May 2, 2002.

ITEM 12.  EXHIBITS.

(a)(1)        Offer to Purchase, dated April 3, 2002.*

(a)(2)        Letter of Transmittal (including Guidelines for Certification of
              Taxpayer Identification Number on Substitute Form W-9).*

(a)(3)        Notice of Guaranteed Delivery.*

(a)(4)        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              Other Nominees.*

(a)(5)        Letter to Clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.*

(a)(6)        Press release issued by Shaner Hotel Group, dated March 27, 2002.*

(a)(7)        Letter to Shareholders, dated April 3, 2002.*

(a)(8)        Press release issued by Shaner Hotel Group, dated April 3, 2002.*

(a)(9)        Summary advertisement published in The New York Times on
              April 11, 2002.*

(a)(10)       Offer to Purchase, dated April 11, 2002.*

(a)(11)       Offer to Purchase, dated April 20, 2002.*

(a)(12)       Press Release issued by Shaner Hotel Group, dated April 23, 2002.*

(a)(13)       Press Release issued by Shaner Hotel Group, dated May 2, 2002.


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(b)           None.

(d)           None.

(g)           None.

(h)           None.

*Previously filed

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        SHANER HOTEL GROUP LIMITED PARTNERSHIP

                        By:      SHANER OPERATING CORP.
                                 Its General Partner


                        /s/        Lance T. Shaner
                        -------------------------------------------
                        Lance T. Shaner, Chairman
                        of the Board and Vice President

                        May 2, 2002



                                       4






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                                  EXHIBIT INDEX


EXHIBIT NO.
----------



(a)(1)        Offer to Purchase, dated April 3, 2002.*

(a)(2)        Letter of Transmittal (including Guidelines for Certification of
              Taxpayer Identification Number on Substitute Form W-9).*

(a)(3)        Notice of Guaranteed Delivery.*

(a)(4)        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              Other Nominees.*

(a)(5)        Letter to Clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.*

(a)(6)        Press release issued by Shaner Hotel Group, dated March 27, 2002.*

(a)(7)        Letter to Shareholders, dated April 3, 2002.*

(a)(8)        Press release issued by Shaner Hotel Group, dated April 3, 2002.*

(a)(9)        Summary advertisement published in The New York Times on
              April 11, 2002.*

(a)(10)       Offer to Purchase, dated April 11, 2002.*

(a)(11)       Offer to Purchase, dated April 20, 2002.*

(a)(12)       Press Release issued by Shaner Hotel Group, dated April 23, 2002.*

(a)(13)       Press Release issued by Shaner Hotel Group, dated May 2, 2002.

(b)           None.

(d)           None.

(g)           None.

(h)           None.




*Previously filed

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